SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 11-K



      [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                 For the fiscal year ended December 27, 2003

                                      OR

      [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               VSE CORPORATION
                          EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VSE Corporation
                            2550 Huntington Avenue
                          Alexandria, Virginia  22303



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:
                                           ---------------
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Administrative Officer


VSE Corporation Employee ESOP/401(k) Plan

Financial Statements and Supplemental Schedule

Year ended December 27, 2003 with Report of Independent Registered Public Accounting Firm




                  VSE Corporation Employee ESOP/401(k) Plan

                Financial Statements and Supplemental Schedule

                         Year ended December 27, 2003


                                   Contents

  Report of Independent Registered Public Accounting Firm  . . . . . . . . 1
  Audited Financial Statements
  Statements of Net Assets Available for Benefits. . . . . . . . . . . . . 2
  Statement of Changes in Net Assets Available for Benefits. . . . . . . . 3
  Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . 4

  Supplemental Schedule

  Schedule H, Line 4i Schedule of Assets (Held At End of Year) . . . . . . 12




  Report of Independent Registered Public Accounting Firm

  Board of Trustees
  VSE Corporation Employee ESOP/401(k) Plan

  We have audited the accompanying statements of net assets available for benefits of VSE Corporation Employee ESOP/401(k) Plan (the "Plan") as of December 27, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 27, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 27, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 27, 2003, in conformity with U.S. generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 27, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP

  McLean, Virginia
  June 14, 2004

                                      1

                  VSE Corporation Employee ESOP/401(k) Plan

               Statements of Net Assets Available for Benefits


                                                            December 27,
                                                         2003          2002
                                                      -------------------------
   Assets
   Cash, principally in interest-bearing accounts $ 278,053 $ 220,640 Assets held for investment purposes:
     Investments at fair value                         18,287,374    14,977,068
     Participant loans                                    181,170       147,886
     Cash surrender value of life insurance policies            -         1,854
                                                      -----------   -----------
   Total assets held for investment purposes           18,468,544    15,126,808

   Receivables                                                195         2,165
                                                      -----------   -----------
   Net assets available for benefits                  $18,746,792   $15,349,613
                                                      ===========   ===========


  See accompanying notes.




                                      2


                  VSE Corporation Employee ESOP/401(k) Plan

          Statement of Changes in Net Assets Available for Benefits

                         Year ended December 27, 2003



   Additions
   Contributions:
     Employee                                         $ 1,600,780
     Employer                                             417,453
     Employee rollovers                                    20,193
   Interest and dividends                                 351,642
   Net realized/unrealized appreciation in
     fair value of investments                          2,738,822
                                                      -----------
   Total additions                                      5,128,890
                                                      -----------

   Deductions
   Distributions to participants                        1,729,936
   Decrease in cash surrender value of life
     insurance policies                                     1,775
                                                      -----------
   Total deductions                                     1,731,711
                                                      -----------

   Net increase                                         3,397,179

   Net assets available for benefits at:
   Beginning of period                                 15,349,613
                                                      -----------
   End of period                                      $18,746,792
                                                      ===========

  See accompanying notes.

                                      3

                  VSE Corporation Employee ESOP/401(k) Plan

                        Notes to Financial Statements

                              December 27, 2003


  1. Description of the Plan

  General Description

  The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan is a defined contribution plan with an Employee Stock Ownership Plan
  (ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to Plan documents for a more complete description of Plan provisions.

  Plan Administration

  Certain officers or employees of the Company serve as Trustees of the Plan (Plan Trustees). Effective November 1, 2003, the VSE Corporation Employee ESOP/401(k) Plan changed the 401(k) Plan administrator and record keeper from Putnam Investments to Merrill Lynch. Merrill Lynch serves as third party plan administrator. Merrill Lynch provides an open architecture of fund investments and provides daily record-keeping services for the Plan. The ESOP portion of the Plan is administered in-house by the Company.

  Eligibility

  An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee's first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan.

                                      4

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)


1. Description of the Plan (continued)

  Contributions

  Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to such VSE Stock and is provided with proxy soliciting material by the Plan Administrator prior to the time that such rights are to be exercised. If participants fail to exercise their VSE Stock voting rights, the Plan Trustees vote the stock. The Plan Trustees also vote all of the VSE Stock held by the Plan's VSE Stock Fund as well as all unallocated VSE Stock held by the Plan. No contributions have been made to the PAYSOP since 1986, and no contributions have been made to the ESOP since March 31, 1999.

  The Company currently contributes 50 cents for each dollar of salary that a company employee participant defers on the first 6% of salary. The Company's matching contribution is discretionary. The Company makes a cash contribution for the match, and the cash contribution is allocated to each eligible participant's account on a pay period (semimonthly) basis.

  ESOP and Company matching 401(k) contributions (but not PAYSOP allocations) are subject to a graded vesting schedule. The vesting schedule is 25% after one year of service, 50% after two years of service, and 100% after three years of service. To earn a "year of service," a participant must work 1,000 hours or more in a calendar year. Forfeitures of participant nonvested account balances are first available to reinstate previously forfeited account balances of former participants, if applicable, and then applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution for 2003 and 2002 were $34,488 and $64,022, respectively, and unused forfeitures at December 27, 2003 and 2002, were approximately $5,398 and $16,800, respectively.

  Participants are allowed to elect to defer up to 100% of their salary into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code
  (IRC), subject to the maximum salary deferral limit for 2003 and 2002 of $12,000 and $11,000, respectively. The deferral amounts are also subject to limitations based on Plan provisions and participation deferral percentages. Participant contributions are invested at the discretion of the participant in any of 30 separately managed funds currently offered under the Plan. Dividends received on VSE Stock held in participant accounts and nonparticipant directed investments are allocated pro rata to such

                                      5

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)



  participant and nonparticipant accounts. Beginning in 2002, the Plan allowed the voluntary catch-up contribution.

  Distributions

  Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Merrill Lynch funds are typically made in cash from liquidation of the participant's account. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

  Participants may also apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

  Ownership Rights (Vesting)

  Participants are 100% vested in their 401(k) salary deferral contributions and any PAYSOP contributions. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the "Contributions" subsection above.

  Plan Termination

  In the event of Plan termination, each participant will be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

                                      6

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)



  2.  Summary of Significant Accounting Policies

  Basis of Accounting

  The accompanying financial statements are prepared on the accrual basis of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Administrative Expenses

  The administrative expenses of the Plan for the Plan year ended December 27, 2003, were paid by the Company.

  3. Investments

  Investments

  Merrill Lynch offers 12 Core Investment Options and 13 Mutual Fund Window Investment Options. In addition, 5 Goal Manager Portfolio Models are offered through the Plan. Each Goal Model portfolio model is composed of investment options determined by a participant's investment style and risk level.

  Investment of a participant's 401(k) account is directed by the participant among options available under the Plan as described in the "Contributions" subsection above. Investments in mutual funds and common/collective trusts are valued at quoted market prices. Participant loans are valued at their unpaid balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested quarterly at fair market value.

  Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25% of a participant's contributions for the Plan year may be invested in life insurance. Life insurance is no longer offered by the Plan.

                                      7

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)



  3. Investments (continued)


  Investments (continued)
  The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:


                                                           December 27
                                                        2003         2002
                                                     -----------------------
  VSE Stock                                          $4,152,449   $3,697,176
  MFS Massachusetts Investors GR Stk (A)              2,999,797            -
  American Funds Washington Mutual Investors
     Fund                                             1,866,208            -
  MFS Total Return Fund                               1,655,799            -
  Templeton Foreign Fund                              1,311,034            -
  Putnam Voyager Fund                                         -    2,641,672
  The Putnam Fund for Growth and Income                       -    1,406,591
  The George Putnam Fund of Boston                            -    1,349,160
  Putnam Global Equity Fund                                   -      851,236


  The Plan's investment in VSE Stock at December 27, 2003 and 2002, is presented in the following table:

  Number of shares                                      317,223      352,112
  Cost                                               $1,510,438   $1,904,991
  Market                                             $4,152,449   $3,697,176


  Nonparticipant-Directed Investments

  Nonparticipant-directed investments, held in the Plan as of December 27, 2003 and 2002, consisted entirely of VSE Stock. These net assets, and changes are as follows:

  Net assets                                            2003         2002
  --------------------------------------------------------------------------
  VSE Stock                                          $4,152,449   $3,697,176

                                      8

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)



  3. Investments (continued)

  Nonparticipant-Directed Investments (continued)


                                                           Year ended
                                                           December 27
                                                              2003
                                                          ------------
  Changes in net assets:
    Net realized and unrealized gain on VSE Stock         $  795,712
    Dividends                                                 54,114
    Distributions to participants                           (394,553)
                                                          ----------
                                                          $  455,273
                                                          ==========

  During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds) by $2,738,822 as follows:

  Mutual funds                                            $1,943,110
  VSE Stock                                                  795,712
                                                          ----------
                                                          $2,738,822
                                                          ==========

  4. Differences Between Financial Statements and Form 5500

  In accordance with U.S. generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):


                                                           December 27
                                                        2003         2002
                                                    ------------------------
  Net assets available for benefits per the
   financial statements                             $18,746,792  $15,349,613
  Amounts allocated to withdrawing participants            (361)        (643)
                                                    -----------  -----------
  Net assets available for benefits per Form 5500   $18,746,431  $15,348,970
                                                    ===========  ===========

                                      9

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)



  4. Differences Between Financial Statements and Form 5500 (continued)

  The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

  Benefits paid to participants per the financial statements     $ 1,729,936
  Add amounts allocated to withdrawing participants at
   December 27, 2003                                                     361
  Less amounts allocated to withdrawing participants at
   December 27, 2002                                                    (643)
                                                                 -----------
  Benefits paid to participants per Form 5500                    $ 1,729,654
                                                                 ===========

  5. Participant Loans

  Participants may be granted loans from this plan not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $1,000. Participant loans bear interest at the prime rate of interest plus 1% determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years. Loan payments are made through payroll on a pay period basis.

  6. Party-in-interest Transactions

  Effective November 1, 2003, the VSE Corporation Employee ESOP/401(k) Plan changed the 401(k) Plan administrator and record keeper from Putnam Investments to Merrill Lynch. Merrill Lynch serves as third party plan administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. There were no sales commissions on the purchase or sale of Putnam mutual funds.

  7. Income Tax Status

  The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                                      10

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)



  8. Employer Securities

  Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan's assets.

  9. Diversification

  Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25% of the VSE Stock held in their PAYSOP and ESOP accounts.












                                      11


                           Supplemental Schedules


                  VSE Corporation Employee ESOP/401(k) Plan
         Schedule H, Line 4i Schedule of Assets (Held At End of Year)
                       EIN: 54 0649263 Plan Number: 002
                              December 27, 2003

                                                 Description of
  Identity of Issue                                Investment             Cost         Fair Value
  -----------------------------------------------------------------------------------------------
  MFS Massachusetts Investors Gr Stk (A)       Mutual Fund shares         ***         $ 2,999,797
  American Funds Washington Mutual Investors
   Fund (R-3)                                  Mutual Fund shares         ***           1,866,208
  MFS Total Return Fund                        Mutual Fund shares         ***           1,655,799
  Templeton Foreign Fund                       Mutual Fund shares         ***           1,311,034
  Alger MidCap Growth Institutional Portfolio  Mutual Fund shares         ***             771,120
  Merrill Lynch Basic Value Fund, Inc. (A)     Mutual Fund shares         ***             752,369
  PIMCO Total Return Fund (A)                  Mutual Fund shares         ***             602,917
  Merrill Lynch Healthcare Fund, Inc. (A)      Mutual Fund shares         ***             440,170
  One Group Government Bond Fund (A)           Mutual Fund shares         ***             323,167
  PIMCO Total Return Fund (A) GM               Mutual Fund shares         ***              55,199
  One Group Government Bond Fund (A) GM        Mutual Fund shares         ***              47,207
  Goldman Sachs Mid Cap Value (A)              Mutual Fund shares         ***              37,461
  American Funds Washington Mutual Investors
   Fund (R-3) GM                               Mutual Fund shares         ***              35,219
  Merrill Lynch Basic Value Fund, Inc. (A) GM  Mutual Fund shares         ***              32,858
  Victory Diversified Stock Fund (A)           Mutual Fund shares         ***              27,947
  Hotchkis & Wiley Small Cap Value Fund GM     Mutual Fund shares         ***              26,186
  Pioneer High Yield Fund Class A              Mutual Fund shares         ***              22,524
  Merrill Lynch Global Allocation Fund,
   Inc. (A)                                    Mutual Fund shares         ***              17,474
  Alger MidCap Growth Institutional Portfolio  Mutual Fund shares         ***              16,484
  Fidelity Advisor Diversified International
   Fund (T)                                    Mutual Fund shares         ***              14,302
  Phoenix-Duff & Phelps Real Estate Securities
   Fund (A)                                    Mutual Fund shares         ***              13,929
  Ariel Fund                                   Mutual Fund shares         ***              11,957
  Hotchkis & Wiley Small Cap Value Fund        Mutual Fund shares         ***              11,910
  Eaton Vance Utilities  (A)                   Mutual Fund shares         ***               9,393
  Merrill Lynch S&P 500 Index Fund (I)         Mutual Fund shares         ***               8,419
  Seligman Communications & Information (A)    Mutual Fund shares         ***               3,462
  State Street Research Global Resources
   Fund (A)                                    Mutual Fund shares         ***               1,923
  USB U.S. Small Cap Growth Fund (A)           Mutual Fund shares         ***               1,249
  Franklin Mutual Financial Services Fund (A)  Mutual Fund shares         ***                 224
  ML Ret Preservation Trust                    Common/Collective Trust    ***           3,016,867
  Merrill Lynch Pending Settlement Fund        Mutual Fund shares         ***                 150
  VSE Stock *  **                              Common Stock shares     $1,510,438       4,152,449
  Participant Loans (interest rates varied
   from 5% to 10.5% during 2003)               Participant loans          ***             181,170
                                                                                      -----------
  Total assets held for investment purposes                                           $18,468,544
                                                                                      ===========
  *   Represents a party-in-interest (see Note 6)
  **  Represents nonparticipant-directed investments (VSE Stock)
  *** Historical cost not required to be presented as investments are participant directed.

                                      12